

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Alex J. Dunn
Chief Executive Officer, Chief Financial Officer and Director
Granite Ridge Resources, Inc.
137 Newbury Street, 7th Floor
Boston, MA 02116

> **Re: Granite Ridge Resources, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 16, 2022**
> **File No. 333-264986**

Dear Mr. Dunn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed May 16, 2022

Cover Page

1.   Please disclose that you will be a "controlled company" under the NYSE rules following the transactions and may elect to take advantage of certain "controlled company" exemptions to the corporate governance listing standards of NYSE.

Q: What equity stake will current ENPC stockholders and Existing GREP Members hold in Parent after the closing?, page ix

2.   We note your tabular disclosure here and elsewhere reflects a maximum redemption scenario that does not reflect the requirement pursuant to the ENPC certificate of incorporation and the Business Combination Agreement that ENPC has net tangible assets of at least $5,000,001 upon the redemption of Class A common stock. We also note your

disclosure on pages 12 and 71 that you will not consummate the transactions or redeem any public shares if public stockholders redeem public shares in an amount that would cause your net tangible assets to be less than $5,000,001. Please revise or advise.

Q: Did the Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination, page xiii

3.   We note that Stephens Inc. provided a fairness opinion. Please revise to provide a clear explanation as to the reason why the fairness opinion was obtained.

Q: What interests do ENPC's current officers and directors have in the Business Combination?, page xiv

4.   We note your disclosure that the aggregate value of the common stock held by sponsor, and ENPC's officers and directors following the business combination is estimated to be approximately $8.6 million, excluding the SPAC Vesting Shares. Please revise to quantify the aggregate value of common stock held by such parties including the SPAC Vesting Shares and discuss the related assumptions.

5.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

6.   Please revise your disclosure to clarify the material conflicts of interests that ENPC's officers and directors, the sponsor and Solamere may have in the business combination transaction. For example, please discus any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the Grey Rock. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Q: Do I have redemption rights?, page xv

7.   Please clarify whether public shareholders that redeem their shares will be able to retain their warrants. To the extent they will be able to retain their warrants, please quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Q: What are the U.S. federal income tax consequences to me as a result of the Business Combination?, page xvii

8.   We note that Kirkland and Ellis LLP will provide a "should" opinion that "the Mergers taken together should qualify (in whole or in part) as a tax-deferred transaction under Section 351 of the Code." Based on the limited disclosure relating to the Section 351 opinion, it is not clear why counsel is providing a "should" opinion. Please revise to explain why counsel cannot provide a "will" opinion and describe the degree of uncertainty in the opinion. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.

9. We note that you indicate that there are significant legal and factual uncertainties concerning the application of the requirement in Section 368(a) of the Code that the acquiring corporation must continue either a significant line of the acquired corporation's historic business or use a significant portion of the acquired corporation's historic business assets in a business. Please revise to describe what those significant legal and factual uncertainties are.

Summary of the Proxy Statement/Prospectus
Other Related Agreements
Registration Rights and Lock-Up Agreement, page 6

10. We note that you will enter into a registration rights agreement and lock-up agreement with the sponsor, certain stockholders of ENPC and the Existing GREP Members that will require you to register the resale under the Securities Act of shares of your common stock held by them. Please revise to disclose the number of shares of common stock which will be subject to registration rights.

Summary Historical Reserve Data of the Funds, page 32

11. We note your disclosure of the net estimated proved reserves as of December 31, 2022 combines the net quantities of proved undeveloped and proved developed non-producing reserves into a single total amount. Please note the staff considers developed non-producing reserves to be developed reserves for purposes of disclosure under Item 1202(a)(1) of Regulation S-K. Please revise your disclose accordingly. This comment also applies to the disclosure of the percentage of the Fund's estimated net proved volumes classified as proved undeveloped reserves as of December 31, 2021 on pages 43 and 176 and the tabular presentation on page 189.

Comparative Per Share Data, page 33

12. Please show us how you determined the book value per share of $7.41 under the scenario assuming no redemptions. Please revise or advise.

13. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please also provide disclosure of the impact of each significant source of dilution, including warrants retained by redeeming shareholders and unvested SPAC Vesting Shares held by sponsor and the independent directors, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Risk Factors, page 37

14. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability

for any material misstatements or omissions in a registration statement.

Risks Related to the Business Combination and Integration of Business
The Sponsor and ENPC's current directors and executive officers and their affiliates own shares of ENPC Common Stock..., page 56

15.   Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Risks Relating to Ownership of Parent Common Stock Following the Business Combination, page 63

16.   Please include risk factor disclosure that Parent may redeem unexpired public warrants at a time that is disadvantageous to holders, which may force holders to exercise or sell warrants when they might otherwise wish to hold them, or to receive the nominal redemption price which is likely to be substantially less than the market value of the warrants.

Parent will qualify as an emerging growth company within the meaning of the Securities Act..., page 65

17.   We note your disclosure here and elsewhere that Parent will qualify as an emerging growth company. Please revise to state Parent's election under Section 107(b) of the JOBS Act. If Parent has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable.

The Parent Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types..., page 68

18.   Please revise your disclosure here and on pages 155 and 242 to ensure that your disclosure is consistent with Parent's Form of Amended and Restated Certificate of Incorporation. In that regard, we note Section 11.1 thereof states that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which federal courts have exclusive jurisdiction. In addition, please expand your disclosure here and on page 242 to state that there is uncertainty as to whether a court would enforce the provision in Section 11.1(b) of Parent's charter that selects the federal districted courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Unaudited Pro Forma Condensed Combined Financial Statements, page 72

19.   We note your disclosure on page 250 that during the year ended December 31, 2021, you borrowed from Sponsor total of $430,000 working capital loans and Sponsor has

agreed to cancel such working capital loans as part of the consideration for the business combination. Tell us how you reflected this transaction in your pro forma financial statements and revise your disclosures as appropriate.

Note 1- Basis of Presentation and Description of the Transaction, page 77

20.   We note Grey Rock Energy Fund I has been identified as the acquirer and predecessor to Parent. We also note your disclosure that management determined that Fund I was the predecessor as it preceded the formation of Fund II and Fund III and common management and ownership exists between each of the three Funds. Please address the following issues and revise your disclosures as appropriate:

- Please disclose the common Partners' ownership percentage in each of the Funds. Explain to us in detail how you concluded that the Funds are not under common control and GREP formation transactions are not transactions between entities under common control.
- Considering Fund III appears to retain or receive the largest portion of the voting rights or equity in the combined entity and Fund III is significantly larger than other two Funds, explain to us how you concluded Fund I as the accounting acquirer and predecessor, and the accounting for the GREP formation transaction is appropriate. Provide us the specific accounting literature that supports your conclusion.

Note 2 Preliminary Acquisition Accounting of the GREP Formation Transaction, page 78

21.   We note your disclosure that that the GREP Formation Transaction will be accounted for as a business combination in accordance with ASC 805 using the acquisition method of accounting. You also indicate that the purchase price allocation resulted in only in the step-up of oil and gas properties to its estimated fair value as all other assets acquired and liabilities assumed book values approximated their fair value. Please address the following items:

- Please tell us why goodwill is not recognized in this transaction using the acquisition method of accounting. Refer to ASC 805-10-05-4.
- The preliminary purchase price allocations of Fund II and III to Oil and Gas properties and deferred tax liabilities presented in the table are not consistent with GREP Formation Transaction accounting adjustments presented on page 75. Please revise or advise.

Note 4 - Transaction Accounting Adjustments - Statement of Operations, page 80

22.   Please address the following pro forma adjustments and revise your disclosures as appropriate:

- Please disclose how you determined additional depreciation and accretion expense in the amount of $118,330 noted in adjustment 4(a).

- Please explain in detail the basis for the adjustments 4(c) and 4(d) and how they are appropriate.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 6 - Supplemental Pro Forma Oil and Natural Gas Reserve Information, page 81

23.   The net quantities of reserves presented on pages 81 through 82 are indicated to be barrels of oil (Bbl), Mcf of natural gas, and barrels of oil equivalent (Boe). However, disclosure elsewhere on pages 32, 189, 190, F-45, F-70 and F-94 indicates the identical figures are presented as thousands of barrels of oil or MBbl, thousands of Mcf of gas or MMcf, and thousands of barrels of oil equivalent or MBoe. Please revise your disclosure to reconcile the inconsistencies in your units of measurement and modify the tabular disclosure provided on page F-46,F-71 and F-95 to clarify the product type and units measure. This comment also applies to the disclosure of your proved undeveloped reserves on page 192.

24.   We note the net quantities attributed to the change in extensions and discoveries on pages 81 through 82, F-45, F-70 and F-94 appear to be significantly less than corresponding change in extensions and discoveries that occurred in your proved undeveloped reserves for the year ended December 31, 2021. For example, the change in total pro forma proved reserves shown on page 82 is 4,113 MBoe; whereas, the overall change in proved undeveloped reserves for Funds I, II and III combined is 11,291 MBoe based on disclosure on page 192. Please revise your disclosure to resolve this apparent inconsistency or tell us why a revision is not necessary.

Standardized Measure of Discounted Future Net Cash Flows, page 82

25.   Your disclosure of the Pro Forma standardized measure of future cash flows for the three Funds, as of December 31, 2021, is presented in two different tables on page 83, and each table has a different value. For example, the first table presentes the value as $66.8 million and the second table presentes the value as $668.8 million. Please revise your disclosure as necessary to resolve this apparent inconsisteny.

Proposal No. 1 - The Business Combination Proposal
Background to the Business Combination, page 103

26.   Your charter waived the corporate opportunities doctrine under certain circumstances. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

27.   We note that ENPC entered into non-disclosure agreements with numerous potential transaction counterparties in addition to Grey Rock, and engaged in varying levels of discussions, negotiations and due diligence with respect to those companies. Please revise your disclosure to describe the methodology employed by ENPC in sourcing potential transaction counterparties, provide more detail regarding the entities ENPC engaged in meaningful and detailed discussions with, including whether any companies entered into a

letter of intent, the size and industries in which they operate and the nature of discussions with such entities. In addition, please expand your disclosure to explain why, how and when ENPC determined the business combination with Grey Rock was superior to other potential alternatives.

28.   Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of ENPC and Grey Rock, including the material terms that were discussed, how parties' positions differed, and how issues were resolved. Revise to clarify the process by which ENPC and Grey Rock initiated discussions and the representatives of ENPC and Grey Rock that participated in the referenced meetings and discussions, including the individuals that initiated the initial engagement. In addition, your revised disclosure should ensure that investors are able to understand how the parties determined the initial $1.3 billion transaction consideration included in the non-binding letter of intent submitted on April 5, 2022 and how the terms of the business combination evolved during negotiations.

29.   We note that ENPC engaged Evercore as a capital markets advisor to assist ENPC with a potential business combination in September 2020, Evercore participated in numerous diligence sessions and discussions regarding the terms of a potential business transaction between ENPC and Grey Rock, and that such engagement was terminated in May 2022. We further note that the Funds also engaged Evercore to act as its financial and capital markets advisor in connection with the business combination. Please revise your disclosure to clarify in what capacity Evercore participated in such diligence sessions and discussions, any services provided by Evercore, including if a report, opinion or appraisal was prepared by Evercore, and how ENPC's board considered this conflict of interest in negotiating and recommending the business combination.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 123

30.   We note that the Funds have engaged Evercore to act as its financial and capital markets advisor in connection with the Business Combination for which they agreed to pay Evercore a fee if the business combination is completed. Please quantify the aggregate fees payable to Evercore by the Funds that are contingent on completion of the business combination.

Information about ENPC
Redemption Rights, page 156

31.   We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Business of Grey Rock
Assets of the Funds, page 175

32.   Expand your summary table of the assets of the Fund's to include the total gross and net productive wells separately as oil or gas wells. Refer to the disclosure requirements in Item 1208(a) of Regulation S-K.

Reconciliation of PV-10 to Standardized Measure, page 190

33.   The Standardized Measure Reconciliation table on page 191 indicates the Pre-Tax Present Value of Estimated Future Net Revenues for the three Funds are equal to their Standardized Measure of Discounted Future Cash Flows with no reduction for future income taxes. We note this disclosure appears to be inconsistent with the presentation of the Standardized Measure values for each of he three Funds on pages F-47, F-72, and F-96. Please revise your disclosure to resolve this apparent inconsistency or tell us why a revision is not necessary.

Proved Undeveloped Reserves, page 192

34.   The proved undeveloped reconciliation table presented on page 192 includes various explanations related to changes in total proved reserves without providing specific explanations regarding the changes specific to proved undeveloped reserves. Please expand your disclosure of the changes in proved undeveloped reserves to include a detailed narrative explanation for each line item to identify and quantify each contributing factor, including offsetting factors, so that the changes in net proved undeveloped reserves between periods are fully explained. Your explanation of proved undeveloped reserves converted to proved developed should include the capital associated with the conversions. Refer to the disclosure requirements in Item 1203(b) and (c) of Regulation S-K.

Production, Price and Production Expense History, page 196

35.   We note the net production presented on pages 197 through 198 appears to be inconsistent with the comparable disclosure elsewhere in your filing on pages 81 through 82, 208, 211, 216, 221, F-45, F-70 and F-94. Please revise your disclosure to resolve this apparent inconsistency or tell us why a revision is not necessary.

36.   Please expand the disclosure of your production by individual product type to present the information for each field that contains 15% of more of your total proved reserves for each fiscal period presented. Refer to the disclosure requirements in item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X.

Drilling and Development Activity, page 199

37.   Please expand your disclosure of wells drilled in the last three years to include: 1) the number of net productive and dry exploratory wells drilled, and 2) the number of dry development wells drilled. Refer to the disclosure requirements in Item 1205(a)(1) and (2) of Regulation S-K.

38.   Please explain to us your rationale for classifying your Eagle Ford productive wells as both oil and natural gas wells. Refer to the disclosure requirements in Item 1208(a) of Regulation S-K and revise your disclosure as necessary.

Leasehold Properties, page 200

39.   Please expand the disclosure of your acreage to additionally provide the total gross amounts of your developed and undeveloped acreage. Refer to the disclosure requirements in Items 1208(a) and 1208(b) of Regulation S-K.

Business of Grey Rock
Unproved Properties, page 201

40.   We note you disclosed on page F-31, F-56 and F-81 that the Partnership uses the "Successful Efforts Method" of accounting for oil and gas producing activities. However, disclosures here, page 209 and risk factor on page 42 appear to indicate that the Partnership uses "Full Cost Method " of accounting. Please revise to include consistent disclosures.

Beneficial Ownership of Securities, page 244

41.   Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Apollo Management Holdings GP, LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Grey Rock Energy Fund, LP and Subsidiaries (Predecessor)
Notes to Consolidated Financial Statements
13. Supplemental Oil and Gas Information (Unaudited) Oil and Natural Gas Exploration and Production Activities
Oil and Natural Gas Reserve Data, page F-45

42.   The discussion of the changes that occurred in total proved reserves indicates the line item entry representing revisions in the previous estimates of reserves is the result of an aggregation of several separate and unrelated factors, e.g. prices and well performance. Please expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. Refer to FASB ASC 932-235-50-5. This comment also applies to the comparable disclosure of revisions on pages F-70 through F-71 and F-94 through F-95.

Audited Financial Statements of Grey Rock Energy Fund II, LP
5. Oil and Gas Properties, page F-64

43.   We note your disclosure that in March 2021, the Partnership sold a partial unit of oil and natural gas properties in the Bakken Basin for approximately $933,000, recognizing the full amount as a gain. Please explain to us how recognition of gain is consistent with your accounting policy which indicates that upon the retirement or sale of a partial unit of proved property, the cost is charged to the property accounts without a resulting gain or loss recognized in income. Please revise or advise.

Exhibits

44.   Please file the revolving credit facilities for Fund I, Fund II and Fund III, or tell us why you believe you are not required to do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727, or John Hodgin, Petroleum Engineer, at 202-551-3699 on engineering matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Julian Seiguer, P.C.